December 17, 2024

Michael Myers
Chief Executive Officer
Quoin Pharmaceuticals Ltd.
42127 Pleasant Forest Court
Ashburn, VA 20148

       Re: Quoin Pharmaceuticals Ltd.
           Registration Statement on Form S-1
           Filed December 11, 2024
           File No. 333-283734
Dear Michael Myers:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Melissa Palat Murawsky, Esq.